Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Ultrapar announces the acquisition of Shell Gás

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Announcement of a material fact

Ultrapar announces the acquisition of Shell Gás

São Paulo, Brazil – August 08, 2003 – ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) – (BOVESPA:UGPA4 -NYSE:UGP), a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno) as well as transportation and storage of related products (Ultracargo), announces that it has acquired the Brazilian LPG distribution operations of Shell (Shell Gás).

Shell Gás holds around 4.5% market share of the Brazilian LPG distribution market, and operates 6 filling plants, located at São Paulo, Minas Gerais, Bahia, Rio Grande do Sul and Goiás states.

The price paid for this acquisition, R$ 170.6 million, reflects the acquisition of 100% of Shell Gás shares together with the payment of it’s debt.

Ultrapar`s management will host a conference call on August 13, 2003 to discuss the details of the acquisition.

Conference Call: 12:00 p.m. (New York time)
Dial-in to pre-register:
Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (Click on version in English)
Participant Password: 999
Connecting Telephones:
Calling from the USA: 1-703-788-1236 or 1-866-812-0442 (toll free)
Participant Password: 999 + Personal Identification Number (PIN)

Fabio Schvartsman
CFO and Investor Relations Director

For more information, please contact:
Ultrapar Participações S.A.
Investor Relations Department
Phone: 55 11 3177-6695 E-mail: Invest@ultra.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer